UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

Publicly-Held Company

CVM Registration: 11312

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.3.0029520-8

Rua do Lavradio, nº 71, 2º andar, Centro, Rio de Janeiro – RJ

NOTICE TO THE MARKET

Pursuant to Instruction 358 of January 3, 2002, issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), as amended, and CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”), Oi S.A., in its capacity as issuer and offeror (“Issuer”), Banco BTG Pactual S.A. (“BTG Pactual” or the “Lead Manager”), BB – Banco de Investimento S.A. (“BB-BI”), HSBC Corretora de Títulos e Valores Mobiliários S.A. (“HSBC”), Banco Santander (Brasil) S.A. (“Santander”), Banco Bradesco BBI S.A. (“Bradesco BBI”) and Banco Itaú BBA S.A. (“Itaú BBA” and, together with the Lead Manager, BB-BI, HSBC, Santander and Bradesco BBI, the “Coordinators”), hereby inform the market that, on July 5, 2013, in accordance with CVM Instruction 400, it asked the CVM to cancel its request to register a public offering (the “Offering”) of simple, non-convertible, unsecured debentures in up to two series, constituting the Issuer’s 11th issuance (the “Debentures”), due to the need to adjust the Offering schedule in order to align it with current market conditions.

Pursuant to the Notice to the Market of June 5, 2013, all of the investment intentions and reserve requests made by retail investors will be canceled and the Coordinators and Syndicated Financial Institutions, as defined in the Brazilian “Preliminary Prospectus for the Public Offering of Simple, Non-Convertible, Unsecured Debentures in up to Two Series, Constituting the 11th Issuance of Oi S.A.” who have received the corresponding reserve requests will inform the respective investors of the cancellation of the Offering. Amounts already paid will be returned without interest or adjustments, without reimbursement and with the deduction, if applicable, of taxes due within three business days of the date of this Notice to the Market.

Rio de Janeiro, July 9, 2013.

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Chief Financial Officer